Exhibit 99.1

BAYTEX MAILS INFORMATION CIRCULAR IN CONNECTION WITH
ANNUAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA (March 27, 2018) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that it has mailed a notice of meeting and management information circular to its shareholders of record as of March 14, 2018 in connection with its Annual Meeting of shareholders to be held in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on Thursday, May 3, 2018, at 3:00 p.m. (Calgary time).

Your vote is important regardless of the number of shares you own.

Baytex encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and are on our website at http://www.baytexenergy.com/investor/annual-general-meeting.cfm

The Board of Directors of Baytex recommends that shareholders vote in favour of all proposed items.

HOW TO VOTE

Registered Holders (those who hold shares in their name, represented by a physical certificate or through the Direct Registration System) may vote by mail, internet, telephone or in person at the meeting. In the interest of time, shareholders are encouraged to vote via the internet or by telephone as follows:

INTERNET:	Vote online at www.investorvote.com using the control number located on the bottom left hand side of the proxy.
TELEPHONE:    Call 1-866-732-VOTE (8683) toll free.

Beneficial Holders (those who hold shares through a bank, broker or other intermediary) will have different voting instructions provided to them and should follow the instructions found on their voting instruction form.

INTERNET:	Vote online at www.proxyvote.com using the 16 digit control number located on the voting instruction form.
TELEPHONE:    Call 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH).

Deadline to Vote: Tuesday, May 1, 2018 by 3:00 p.m. MDT

Shareholders who have questions or have not received their proxy or voting instruction form should contact Baytex’s Proxy Solicitation Agent:

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184
Collect Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Baytex Energy Corp.
Press Release – March 27, 2018

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.